Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

March 4, 2022

VIA EDGAR CORRESPONDENCE

Alberto Zapata
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund II (the “Trust”)
File Nos. 333-143964; 811-21944

Dear Mr. Zapata:

This letter responds to your additional comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund II (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on December 7, 2021 (the “Registration Statement”). The Registration Statement relates to the First Trust Indxx Metaverse ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

Please provide an 80% test that is not tied to the Index, which defines Metaverse. Given that the index methodology may change, the Staff is of the view that the Fund needs to comply with the Names Rule regardless of the Index.

Response to Comment 1

In accordance with the Staff’s comment, and consistent with the existing Subversive Metaverse ETF (PUNK), the following disclosure has been added to the section entitled “Principal Investment Strategies”:

Under normal market conditions, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in companies that provide services and products that support the infrastructure and applications of the Metaverse (“Metaverse Companies”). “Metaverse” is a term used to describe the next generation of the Internet, which has the potential to allow creators to build the next chapter of human interaction through immersive experiences in three-dimensional virtual spaces.

Comment 2 – Principal Investment Strategies

At the beginning of the section entitled “Principal Investment Strategies,” please add disclosure stating that the Index Provider is not affiliated with the Fund.

Response to Comment 2

The prospectus has been revised in accordance with this comment.

Comment 3 – Principal Investment Strategies

With respect to the disclosure that states that “the Index Provider reserves the right to use qualitative judgment to include, exclude, adjust, or postpone the inclusion of a stock in the Index,” please provide further detail regarding whether the Index Provider can change the index methodology at any time or whether such discretion is limited to exceptional or circumscribed situations.

Response to Comment 3

The Fund notes that the referenced disclosure is intended to inform investors that although the Index is rules-based, the Index Provider has the ability to adapt the Index’s methodology as necessary to appropriately capture relevant constituent companies. Accordingly, the disclosure has been revised to state:

The Index is a rules-based index, however, the Index Provider reserves the right to use qualitative judgment to include, exclude, adjust, or postpone the inclusion of a stock in the Index.

Comment 4 – Principal Investment Strategies

The Staff notes that certain constituents in the Index do not appear within the definition of “Primary Companies.” These constituents include Adobe, Nintendo, Netflix and Texas Instruments, which according to the constituent list, are deemed to be Primary Companies. Please explain how these particular companies meet the Primary Company test.

Response to Comment 4

In accordance with the Index’s methodology, each of the above referenced companies derives at least 50% of its revenues from one of the identified Metaverse sub-themes. The disclosure under “Principal Investment Strategies – Primary Companies” has been revised to clarify the eligibility criteria as described above.

Comment 5 – Principal Investment Strategies

Under “IP & Contents,” please provide further detail regarding what is meant by “media content.”

Response to Comment 5

The prospectus has been revised in accordance with this comment.

 Comment 6 – Principal Investment Strategies

Under “Payment,” please rephrase “integrating payment gateways” in plain English or provide additional detail.

Response to Comment 6

The prospectus has been revised in accordance with this comment.

Comment 7 – Principal Investment Strategies

Under “Secondary companies,” please provide further detail regarding what is meant by “significant investment.” Additionally, please clarify whether the reference to “strong growth prospects” refers to strong growth prospects within the Metaverse realm, or in general.

Response to Comment 7

The prospectus has been revised in accordance with this comment.

Comment 8 – Principal Investment Strategies

Please revise the word “tranche” in plain English.

Response to Comment 8

The prospectus has been revised in accordance with this comment.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren